EVEREST RE GROUP, LTD
COMPUTATION OF EARNINGS PER SHARE
For The Years Ended December 31, 2003, 2002 and 2001

	Years Ended December 31,

(Dollars in thousands)	2003	2002	2001

Net Income	$ 426,028	$ 231,303	$ 99,018

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	54,023,493	50,325,465	46,173,895
Effect of dilutive shares:
Options outstanding	887,385	807,230	914,630
Options exercised	66,481	4,916	7,251
Options cancelled	6,039	1,247	17,963
Restricted Shares	27,079	--	--

Average shares outstanding
- diluted	55,010,477	51,138,858	47,113,739
Net Income per common share:
Basic	$ 7.89	$ 4.60	$ 2.14
Diluted	$ 7.74	$ 4.52	$ 2.10